Exhibit 2.(i)

                            ASSET PURCHASE AGREEMENT

                  DATED the 17th day of November, 1998.
B E T W E E N:
                              AXIDATA INC., a corporation amalgamated
                              under the laws of Canada

                              (the "Vendor" or "Axidata")

                              - and -


                              ABITIBI-CONSOLIDATED INC., a
                              corporation incorporated under the federal laws of Canada

                              ("ACI")

                              - and -

                              3553906 CANADA INC., a corporation
                              incorporated under the federal laws of Canada

                              (the "Purchaser")


                              - and -


                              MIAMI COMPUTER SUPPLY
                              CORPORATION, a corporation
                              incorporated under the laws of Ohio

                             ("MCSC")

The parties agree as follows:

                                    ARTICLE I

                                 INTERPRETATION

1.1      Definitions.

         In this Agreement, except as otherwise expressly provided, capitalized words or expressions shall have the meanings set out below:

         (a)      "Account Loan" shall have the meaning attributed thereto in
                  Section 2.8.

         (b) "Accounts Receivable" means all trade accounts receivable and other amounts receivable owing to Axidata relating solely to the Purchased Business which are


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                                       -2-


                  outstanding as of the Effective Date (including vendor/supplier accounts receivable such as, for example, volume rebates, co-op and price protection), and the full benefit of all security for such amounts, but does not include any amounts owing from shareholders and Affiliates of Axidata.

         (c) "Adjustment Date" means the date which is five Business Days after the date on which the Closing Balance Sheet is final and binding on the parties, as contemplated by Article II of this Agreement.

         (d) "Affiliate" shall have the meaning given it in the Business Corporations Act (Ontario).

         (e) "Agreement" means this Agreement and includes all schedules set out in Section 1.3 of this Agreement.

         (f)      "Assumed Liabilities" means:

                  (i) all accrued Liabilities recorded in the Closing Balance Sheet, being the same categories of Liabilities recorded in the September 30 Balance Sheet;

                  (ii) ordinary accounts payable relating to the Purchased Business;

                  (iii) all Liabilities arising from and after the Effective Date under and pursuant to the Contracts as listed on
                           Schedule 1.2;

                  (iv) all Liabilities which are specifically assumed by the Purchaser pursuant to Article IV of this Agreement; and

                  (v) all Liabilities which are specifically assumed by the Purchaser pursuant to its assumption of the Trademark Agreement, its assumption of the Tenex Transitional Services Agreement and its assumption of the Tenex Undertaking, but excludes the Excluded Liabilities.

         (g) "Authority" means any governmental or regulatory authority, body, agency or department, whether federal, provincial, municipal or local, and any court, tribunal or similar body.

         (h)      "Azerty Division" means the Azerty Division of Axidata.

         (i) "Business Day" means every day except a Saturday, Sunday or any other day on which principal commercial banks are not permitted to be open in the City of Toronto, Ontario.


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                                       -3-

         (j) "Cash" means all cash, bank balances, monies in possession of banks and other depositories, term or time deposits and similar cash items and cash equivalents of, owned or held by or for the account of Axidata in connection with the Purchased Business and reflected in the accounting records of Axidata.

         (k) "Claims" means any and all losses, damages, taxes, expenses, liabilities (whether accrued, actual, contingent or otherwise), claims, demands, actions of whatever nature or kind, including legal fees and expenses on a solicitor/attorney and client basis and other professional fees and disbursements.

         (l) "Closing" means the completion of the transactions described in this Agreement, "Closing Date" or "Date of Closing" means December 11, 1998 (or such other date as the parties may agree upon but in any event, no later than December 31, 1998) and "Time of Closing" or "Closing Time" means 10:00 a.m. at the offices of Goodman Phillips & Vineberg (250 Yonge Street, Suite 2400, Toronto, Ontario) on the Closing Date (or such other time or place as the parties may agree upon).

         (m) "Closing Balance Sheet" means the Purchased Assets and Assumed Liabilities as at the Effective Date, together with a calculation of the Net Assets.

         (n) "Competitive Information" means competitively sensitive information of the Vendor relating to the Purchased Business, including customer lists, pricing, volumes and specific product mix by customer or region, and supplier information relating to specific contract terms such as rebates and co-op advertising terms and pricing.

         (o) "Confidential Information" means any information relating to the Purchased Business, the disclosure of which would result in the violation of any confidentiality covenant to which the Vendor is a party.

         (p) "Contracts" means all oral or written purchase contracts, purchase orders, supply commitments, contracts, agreements, licences, equipment warranties, commitments and other arrangements of Axidata relating solely to the Purchased Business, including equipment leases.

         (q)      "CRT Division" means the Compu-Redi/Tenex Division of Axidata.

         (r)      "Effective Date" means 12:01 a.m. on December 1, 1998.

         (s)      "Employees" shall have the meaning set forth in Section 4.1

         (t) "Encumbrance" means any mortgage, lien, pledge, charge, hypothec or prior claim, security interest or other encumbrance whatsoever.

         (u) "Environmental Laws" means all applicable Laws relating in whole or in part to the protection of the environment, occupational or public health and safety.


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                                       -4-

         (v) "Environmental Remediation" means all liability associated with the remediation project which is being managed by ACI and the Vendor under the direction of ACI to remediate the historic leakage of toluene at the leased premises of Axidata located at 45 Commander Drive, Scarborough to the extent that such leakage is remediable under Environmental Laws in effect at the Effective Date.

         (w) "Equipment" means all machinery, furniture, office, handling and other equipment and accessories owned by Axidata and used exclusively in connection with the Purchased Business, including computers, peripherals and MIS software that are not included in Inventories including the equipment listed on
                  Schedule 1.4A but excluding the equipment listed on Schedule 1.4B.

         (x) "Excluded Assets" means Cash, Accounts Receivable, amounts owing from shareholders or Affiliates of Axidata, and all property, assets and rights of every kind and description wheresoever situate of Axidata (including without limitation, all assets of the Tenex Data Division of Axidata) other than those used solely and exclusively in connection with the Purchased Business.

         (y)      "Excluded Liabilities" means all liabilities associated with
                  (i) taxes based upon the income, revenues or capital receipts of the Vendor up to the Effective Date relating to the Purchased Business; (ii) inter-company indebtedness of the Vendor; (iii) any liabilities which may be associated with the Environmental Remediation; (iv) liabilities arising from any breach or default by the Vendor, prior to the Effective Date, of or under any Contract or Real Property Lease; (v) liabilities for any damages, penalties, fines or other claims whatsoever arising or resulting from or relating to the operations of the Purchased Business prior to the Effective Date; (vi) liabilities of the Vendor incurred in connection with any business or activity of the Vendor other than the Purchased Business; and (vii) the special bonuses referred to in subsection 5.1(o)(v).

         (z) "Financial Statements" means the combined unaudited balance sheet (containing the same components as set forth in the definition of the Closing Balance Sheet) and statement of earnings of the Purchased Business (including the notes thereto) for the period ended September 30, 1998, a copy of which is attached as Schedule 2.1.

         (aa) "GAAP" shall have the meaning attributed thereto in subsection 1.2(d).

         (bb) "Goodwill" means the goodwill of the Purchased Business, together with the exclusive right of the Purchaser to represent itself as carrying on the Purchased Business in continuation of and in succession to Axidata, subject to
                  Section 8.3, and including all choses in action and other intangibles relating solely and exclusively to the Purchased Business which do not form part of the Intellectual Property or Records (but is not restricted by the definition of "goodwill" under GAAP).

         (cc) "Governmental Authorization" means any authorization, permit, approval, grant, licence, quota, consent, commitment, right or privilege issued or granted by any


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                                       -5-

                  Authority.

         (dd) "Intellectual Property" means all right, title, and interest of Axidata in and to the trademarks, trade names, copyrights, know-how, trade secrets or other intellectual property rights (whether registered or unregistered), including any application for any of the foregoing exclusively relating to, or exclusively used in the Purchased Business including as set out in Schedule 1.3 and ACI's right to the "Azerty" trademark, subject to the limitations contained in the Trademark Assignment and Administration Agreement dated April 3, 1998 among, inter alia ACI and United Stationers Supply Co. ("United").

         (ee) "Inventories" means all inventories owned by Axidata relating solely and exclusively to the Purchased Business, net of reserves, including all finished goods, shipping supplies and all other materials and supplies on hand.

         (ff) "Laws" means all legally binding applicable federal, provincial, municipal or local laws, statutes, regulations, ordinances, rules, guidelines, orders, directives or other requirements of any Authority.

         (gg) "Liability" means any direct or indirect indebtedness, liability, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured, relating primarily to the Purchased Business and any liability in respect of income, sales, property or gross receipts tax.

         (hh) "Material Adverse Change" means a material adverse change to the business, operations, assets or condition of the Purchased Business when taken as a whole.

         (ii) "Material Contracts" means any Contract that is required to be disclosed by the Vendor as a result of such Contract involving an amount, in the aggregate, in excess of $100,000 or extending for at least one (1) year and involving an amount, in the aggregate, in excess of $50,000.

         (jj)     "Net Assets" has the meaning attributed thereto in Section
                  2.5.

         (kk) "Non-Assignable Contract" means any Contract which would be assigned to the Purchaser under this Agreement but in respect of which an assignment or attempted assignment would constitute a breach thereof or would contravene any applicable Law.

         (ll) "Permitted Encumbrances" means (i) statutory liens for taxes, assessments or similar charges incurred in the ordinary course of business that are not yet due and payable and which relate exclusively to Assumed Liabilities; and (ii) liens of mechanics, materialmen, warehousemen, carriers, or other like liens, securing obligations incurred in the ordinary course of business that are not yet due and payable and which relate exclusively to Assumed Liabilities; and (iii) the registrations under the Personal Property Security Act (Ontario), all as set out in Schedule 1.6.

         (mm) "Person" includes any individual, legal or personal representative, partnership, company, corporation, incorporated syndicate, unincorporated association, trust, government body, regulatory authority or any other entity, however designated or constituted.

         (nn) "Prepaid Amounts" means all amounts prepaid by Axidata relating solely to the Purchased Business, but not including any prepaid amounts or part thereof in respect of which the Purchaser will derive no benefit.

         (oo) "Prime Rate" means the annual rate of interest announced from time to time by the Canadian Imperial Bank of Commerce at its main branch in Toronto, Ontario as being its reference rate then in effect for determining interest rates on commercial loans in Canadian Dollars made in Canada by such bank.

         (pp) "Purchased Assets" means all property, assets and rights of every kind and description wheresoever situate of Axidata used solely in connection with the Purchased Business, including all right, title and interest of Axidata in and to:

                  (i)      Contracts;

                  (ii)     Equipment;

                  (iii)    Goodwill;

                  (iv)     Intellectual Property;

                  (v)      Inventories;

                  (vi)     Prepaid Amounts;

                  (vii)    Records;

                  (viii)   Vehicles, and

                  (ix)     Real Property Leases,

                  but excluding the Excluded Assets.

         (qq) "Purchase Price" means the purchase price for the Purchased Assets calculated in accordance with the provisions of Article II.

         (rr) "Purchased Business" means, collectively, the business of the wholesale sale and


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                                       -7-

                  distribution of office products, computer consumables, peripherals, paper, accessories and supplies conducted by the Azerty Division in Canada and the business of the sale of computer consumables, peripherals, paper, accessories and supplies primarily to end user customers conducted by Axidata in Canada through its CRT Division. The term "Purchased Business" does not include the business of the sale of systems data storage products to resellers conducted by Tenex Data which is being sold to Bell Microproducts Inc.

         (ss)     "QST" shall have the meaning attributed thereto in Section
                  2.11.

         (tt) "Real Property Leases" means the leases, offers to lease or agreements in the nature of a lease of real property (including occupancy arrangements) to which the Vendor is a party, whether as lessor or lessee, which are related to the Purchased Business and which are set out on Schedule 1.1.

         (uu) "Records" means originals or copies of certain records relating solely to the Purchased Business and Purchased Assets, including operating data, files, books and records, correspondence, credit information, research materials, contract documents, records of past sales, supplier lists, employee documents, inventory data, accounts receivable data, financial statements and other similar records.

         (vv) "September 30 Balance Sheet" means the combined unaudited balance sheet of the Purchased Business as at September 30, 1998, included in the Financial Statements.

         (ww) "Tenex Transition Services Agreement" means the assumption agreement to be entered into as of the Effective Date between the Vendor and the Purchaser respecting the assumption by the Purchaser of all obligations of the Vendor pursuant to the transitional services agreement to be entered into between the Vendor and Bell Microproducts Inc. contemporaneously with the completion of the sale of the Vendor's Tenex Data division and obtain all of the Vendor's rights thereunder.

         (xx) "Trademark Agreement" means the assumption agreement to be entered into as at the Effective Date among the Purchaser, MCSC, ACI and, if possible, United pursuant to which agreement the Purchaser shall assume as at the Effective Date all of ACI's obligations and obtain all of ACI's rights under the Trademark Assignment and Administration Agreement dated April 3, 1998 among, inter alia, ACI and United.

         (yy) "Uncollected Accounts" shall have the meaning attributed thereto in Section 2.8.

         (zz) "Vehicles" means all trucks, cars and other motor vehicles owned or used by the Vendor solely in connection with the Purchased Business which are listed in Schedule 1.5.

1.2      Construction.

         In this Agreement, unless the context otherwise provides:


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                                       -8-

         (a) words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

         (b) the word "including" shall mean "including without limitation";

         (c) the use of headings is for convenience of reference only and shall not affect the construction of this Agreement and all references to Articles and sections are references to Articles and sections of this Agreement;

         (d) whenever in this Agreement reference is made to a calculation or determination to be made in accordance with generally accepted accounting principles or GAAP, such reference shall be deemed to be the generally accepted accounting principles approved as of the date hereof by the Canadian Institute of Chartered Accountants, or any successor institute, as used by the Vendor, consistently applied and applied consistently with the Financial Statements and applicable as at the date on which such calculation or determination is made or required to be made.

         (e) when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period shall end on the next Business Day; and

         (f)      all dollar amounts are expressed in Canadian funds.

1.3      Schedules.

         The following attached Schedules form part of this Agreement:

         (a)      Asset Schedules

                  Schedule 1.1              -       Real Property Leases
                  Schedule 1.2              -       Contracts
                  Schedule 1.3              -       Intellectual Property
                  Schedule 1.4A             -       Included Equipment
                  Schedule 1.4B             -       Excluded Equipment
                  Schedule 1.5              -       Vehicles
                  Schedule 1.6              -       Permitted Encumbrances

         (b)      Disclosure Schedules

                  Schedule 2.1              -       Financial Statements
                  Schedule 2.2              -       Employees
                  Schedule 2.3              -       Consents



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                                       -9-

         (c)      Document Schedules

                  Schedule 3.1              -       Form of Opinion of Goodman Phillips & Vineberg
                  Schedule 3.2              -       Forms of Opinion of Fraser Milner and Elias, Matz,
                                                    Tiernan & Herrick L.L.P.

         (d)      Miscellaneous Schedules

                  Schedule 4.1              -       Allocation of Purchase Price
                  Schedule 4.2              -       Inventory Reserves
                  Schedule 4.3              -       Arbitration Procedures



                                   ARTICLE II
                      PURCHASE AND SALE OF PURCHASED ASSETS

2.1      Purchase and Sale.

         Subject to the terms and conditions of this Agreement, on the Closing Date, but with effect from the Effective Date, the Vendor agrees to sell to the Purchaser and the Purchaser agrees to purchase from the Vendor, the Purchased Assets in consideration of the Purchase Price.

2.2      Calculation of Purchase Price.

         The purchase price shall be $60,000,000, plus the amount of the Assumed Liabilities, less the amount of the Accounts Receivable as of the Effective Date, as adjusted in accordance with Sections 2.6, 2.8 and 2.9 (the "Purchase Price"), plus simple interest on the cash portion of the Purchase Price at the Prime Rate, from and including the Effective Date to the Closing Date.

2.3      Allocation of Purchase Price.

         The Purchase Price shall be allocated among the Purchased Assets as set out in Schedule 4.1. Such allocation shall be binding on the parties and the Vendor and the Purchaser shall file all filings which are necessary or desirable under the Income Tax Act (Canada) or other Canadian provincial taxation statute to give effect to such allocation.

2.4      Payment of Purchase Price.

         The Purchaser shall satisfy the Purchase Price at Closing by paying the cash amount thereof by certified cheque, wire transfer or bank draft to the order of the Vendor, in accordance with the allocation of the purchase price set out in Schedule 4.1 and by assuming the Assumed Liabilities.

2.5      Closing Balance Sheet.

         (a) Within 45 days following the Closing Date, the Vendor and the Purchaser shall participate in the preparation of and shall cause their respective employees to


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                                      -10-

                  participate in the preparation of, and the Vendor shall deliver to the Purchaser, the Closing Balance Sheet. The Closing Balance Sheet shall be prepared in accordance with GAAP and audited in accordance with Canadian generally accepted auditing standards consistent with the accounting policies, practices and procedures for the Vendor used in the preparation of the Financial Statements, except as may otherwise be required pursuant to this Article II and shall be audited by PriceWaterhouseCoopers, Toronto in accordance with Canadian generally accepted auditing principles and accompanied by a written opinion thereon. Each of the Purchaser and the Vendor shall have the right to consult, at reasonable times and with reasonable notice, with PriceWaterhouseCoopers, Toronto and appropriate representatives of the Vendor during the preparation and audit of the Closing Balance Sheet. The Closing Balance Sheet (x) shall be prepared without regard to (A) any effect from the closing of the transactions contemplated hereby or any financing relating thereto, (B) the Purchaser's existing or future plans to modify or adjust the business, operations or accounting practices of the Purchased Business after the Closing Time, or (C) adjustments relating to the recording of the disposition by the Vendor of the Purchased Assets; and (y) shall reflect all required audit adjustments for known errors exceeding $25,000, in the net aggregate amount, as determined by PricewaterhouseCoopers, Toronto in order that the Closing Balance Sheet will comply with GAAP. The cost of preparing the Closing Date Balance Sheet shall be borne by the Vendor.

         (b) The Closing Balance Sheet shall set forth a calculation of Net Assets together with the report thereon of PricewaterhouseCoopers, Toronto.

         (c) Following the delivery of the Closing Balance Sheet to the Vendor and the Purchaser and the execution by the Purchaser and Vendor of standard indemnity releases in favour of PricewaterhouseCoopers, Toronto, the Vendor shall provide the Purchaser with access to the working papers of PricewaterhouseCoopers, Toronto relating thereto.

         (d) In the event that the Purchaser objects in writing (stating with reasonable specificity the reasons for its objections) within 10 Business Days following receipt of the Closing Balance Sheet and PricewaterhouseCoopers, Toronto report as to the amount of the Net Assets, then PricewaterhouseCoopers, Cincinnati and the Purchaser, on the one hand, and PricewaterhouseCoopers, Toronto and the Vendor, on the other hand, shall in good faith make meaningful efforts to agree upon the amount of the Net Assets (which, unless waived by both the Vendor and the Purchaser, shall include a submission by the parties to non-binding evaluative mediation by a qualified mediator in the City of Toronto, Ontario), provided, that if the Purchaser and PricewaterhouseCoopers, Cincinnati, on the one hand, and PricewaterhouseCoopers, Toronto and the Vendor, on the other hand, are unable to so agree within 30 days after the date of objection, then the Vendor and the Purchaser shall retain the independent chartered accounting firm of Deloitte & Touche (the "Neutral Auditors") to resolve the differences on specific points of disagreement and to provide an opinion on a revised Closing Balance Sheet, together with a report of the Neutral


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                                      -11-

                  Auditors setting forth a revised calculation of the Net Assets, in each case prepared in accordance with the principles set forth in this Section 2.5. The fees of the Neutral Auditors shall be borne by the parties in inverse proportion to their respective successes in the determinations of the Neutral Auditors, and the decision of the Neutral Auditors shall be conclusive, final and binding upon the Vendor and the Purchaser. The fees and expenses of PricewaterhouseCoopers, Toronto incurred by the Vendor shall be the sole responsibility of the Vendor and the fees and expenses of PricewaterhouseCoopers, Cincinnati incurred by the Purchaser shall be the sole responsibility of the Purchaser. It is understood that the Purchaser shall retain PricewaterhouseCoopers, Toronto to audit the historical financial statements of the Purchased Business which are required to be filed by the Purchaser with the Securities and Exchange Commission and the Purchaser shall be solely responsible for all fees and expenses associated with the preparation of such audited financial statements.

         (e) As used in this Agreement, "Net Assets" means, as of the Effective Date and immediately prior to the consummation of the transactions contemplated hereby, as derived from the Closing Balance Sheet, an amount equal to total assets, minus total current liabilities, minus other long-term liabilities, if any, (excluding all capital, income and sales taxes) all of which relate solely to the Purchased Business, excluding the net assets of the Tenex Data division being sold by Axidata.

2.6      Determination of Purchase Price and Adjustment of Amount Paid on
         Closing Date.

         If the Net Assets of the Purchased Business as shown on the Closing Balance Sheet are more or less than $35,868,000 minus $31,777,000 of Accounts Receivable, being $4,091,000 (the difference being referred to herein as the "Net Asset Difference"), being the Net Assets of the Purchased Business set out in the unaudited September 30 Balance Sheet, the Purchase Price shall be decreased dollar for dollar by an amount equal to the Net Asset Difference if the Net Assets reflected on the Closing Balance Sheet are less than $4,091,000, or shall be increased dollar for dollar by an amount equal to the Net Asset Difference if the Net Assets reflected on the Closing Balance Sheet are greater than $4,091,000. If the Purchase Price is to be so decreased, the Vendor shall pay to the Purchaser on the Adjustment Date an amount in cash equal to the Net Asset Difference. If the Purchase Price is to be so increased, the Purchaser shall pay to the Vendor on the Adjustment Date an amount equal to the Net Asset Difference. In either case, payment of the Net Asset Difference shall be made with simple interest thereon at the Prime Rate from and including the Closing Date to and excluding the Adjustment Date. The amount, if any, of an adjustment to the Purchase Price in accordance with this Section 2.6 shall be allocated in accordance with the methodology set out in Schedule 4.1 and shall be payable by the Purchaser or the Vendor, as the case may be, by bank draft, certified cheque or wire transfer.

2.7      Inventory Valuation.

         As part of the preparation of the Closing Balance Sheet, the Vendor shall take a physical stock of the Inventory as of the Effective Date. Such physical stock taking shall be completed on November 30, 1998 or December 1, 1998 in accordance with standard procedures consistent with past practice (which will be reviewed with the Purchaser prior to the Effective
Date) in the presence of representatives of the Purchaser. For purposes of valuing the Inventory, all Inventory shall be valued (on a first in first out basis) at the lower of cost or fair market value. The Purchaser acknowledges that it has done a review of the information respecting the Inventory. The basis of the calculation of Inventory reserves will be as set out on Schedule 4.2.

2.8      Accounts Receivable.

         (a) On the Closing Date, the Purchaser shall loan (the "Account Loan") to the Vendor a cash sum in an amount equal to $175,000 less than the book value of the Accounts Receivable as of the Effective Date for a term of 120 days subsequent to the Closing Date (the "Loan Period"), without interest. To the extent the Purchaser collects the Accounts Receivable during the Loan Period, the principal balance of the Account Loan shall be decreased. On the maturity date of the Account Loan, the Vendor shall repay the remaining principal balance of the Account Loan (the "Uncollected Accounts"). Should the Vendor fail to pay such Account Loan on the maturity date thereof, interest shall accrue on the unpaid principal balance of the Account Loan at the simple annual rate of Prime Rate plus 5% from the maturity date until paid in full. The Vendor hereby grants to the Purchaser, effective as of the Closing Date, a first lien security interest in the Accounts Receivable to secure the Account Loan. The Vendor further agrees not to otherwise encumber the Accounts Receivable during the Loan Period.

         (b) Following the Loan Period, the Vendor shall have the right to retain PricewaterhouseCoopers, Toronto to audit the amount of the Uncollected Accounts and to the extent that such audit discloses Uncollected Accounts which were collected by the Purchaser, the Vendor may object in writing (stating with reasonable specificity the reasons for its objections) and then PricewaterhouseCoopers, Toronto and the Vendor, on the one hand, and PricewaterhouseCoopers, Cincinnati and the Purchaser, on the other hand, shall in good faith make meaningful efforts to agree on the amount of the Uncollected Accounts (which, unless waived by both the Vendor and the Purchaser, shall include a submission by the parties to non-binding evaluative mediation by a qualified mediator in the City of Toronto, Ontario), provided, that if the Purchaser and PricewaterhouseCoopers, Toronto, on the one hand, and the Vendor and PricewaterhouseCoopers, Cincinnati, on the other hand, are unable to so agree within 30 days after the date of objection, then the Vendor and the Purchaser shall retain the Neutral Auditors to resolve the differences on specific points of disagreement and to provide an opinion on the amount of the Uncollected Accounts. The fees of the Neutral Auditors shall be borne by the parties in inverse proportion to their respective successes in the determinations of the Neutral Auditors, and the decision of the Neutral Auditors shall be conclusive, final and binding upon the Vendor and the Purchaser. The fees and expenses of PricewaterhouseCoopers, Toronto incurred by the Vendor shall be the sole responsibility of the Vendor and the fees and expenses of PricewaterhouseCoopers, Cincinnati incurred by the Purchaser shall be the sole responsibility of the Purchaser. If the Neutral Auditors determine that there is an amount of Uncollected Accounts which were collected by the

                  Purchaser, then such amount, together with interest thereon at the simple annual rate of Prime Rate plus 5%, from the end of the Loan Period until such amount is paid in full, shall be forthwith paid to the Vendor by the Purchaser.

         (c) The Purchaser shall have the right after Closing to endorse all payments received by the Purchaser, as collecting agent on behalf of the Vendor, in respect of the Accounts Receivable in the name of the Purchaser and to deposit the same into the Purchaser's bank account up to the Loan Amount in satisfaction of the Purchaser's loan of such amount to the Vendor. The Purchaser shall use its reasonable best efforts to collect the Accounts Receivable as collecting agent on behalf of the Vendor, at no charge to the Vendor other than reimbursement for any reasonable third party collection expenses. The Vendor shall indemnify and hold the Purchaser harmless for any Claims made by a third party against the Purchaser in connection with the Purchaser's conduct as collection agent for the Vendor, except for actions or omissions by the Purchaser which constitute gross negligence or an intentional violation of applicable law or regulations. After receipt of payment of the remaining balance of the Account Loan in accordance with (a) above, for an additional 120 days following the maturity of the Account Loan, the Purchaser shall use its reasonable best efforts to continue to collect any payments made in respect of the Uncollected Accounts on behalf of, and as agent for, the Vendor and shall remit any such payments to the Vendor forthwith upon receipt thereof. The Vendor shall be entitled to elect to assume all responsibility for the collection of the Uncollected Accounts at any time during such additional 120 day period. At the end of such 120 day period or at any time during such additional 120 day period following the Vendor's election to assume responsibility for the Uncollected Accounts, the Purchaser shall, forthwith upon the request of the Vendor, transfer all pertinent data regarding such Uncollected Accounts to the Vendor. The Vendor and the Purchaser shall from time to time jointly determine which Uncollected Accounts remain collectable by the Purchaser on behalf of the Vendor. Following the Closing, the Purchaser shall apply any payments received from account debtors against specific invoices, if identifiable, otherwise, any unidentifiable payments so received from identifiable debtors shall be applied first to the oldest outstanding accounts receivable, until fully paid.

2.9      Effective Date Adjustments

         Subject to compliance with the terms and conditions hereof, the sale, transfer, conveyance, assignment and delivery of the Purchased Assets shall be deemed to take place as at the Effective Date. During the period from and after the Effective Date through to the Time of Closing (the "Interim Period"), the Purchased Business shall be owned, managed and operated by the Vendor for the exclusive account of the Purchaser. In particular, and without otherwise limiting the foregoing, on the Adjustment Date:

         (i) the Vendor shall pay to the Purchaser an amount, as verified by PricewaterhouseCoopers, Toronto, equal to:

                  (A) the cash balance (including outstanding cheques, which shall be deemed to have been cashed) on the books of account of the Purchased Business as of the Closing Date representing cash transactions during the Interim Period; and

                  (B) interest, calculated at the Prime Rate, on the average daily cash balance on the books of account of the Purchased Business during the Interim Period, provided such balance is positive, and

         (ii) the Purchaser shall pay to the Vendor an amount, as verified by PricewaterhouseCoopers, Toronto, equal to:

                  (A) any negative cash balance on the books of account of the Purchased Business as of the Closing Date representing cash transactions during the Interim Period, provided such balance is negative; and

                  (B) interest, calculated at the Prime Rate, on the average daily negative cash balance on the books of account of the Purchased Business during the Interim Period, provided such balance is negative.

2.10     Transfer Taxes.

         After the Effective Date, the Purchaser shall be liable for and pay, within the time period in the applicable legislation, all federal and provincial sales taxes, duties, fees, registration charges or other like charges which are properly payable in connection with the transfer of the Purchased Assets contemplated by this Agreement, including without limitation, Ontario retail sales tax under the Retail Sales Tax Act (Ontario) and any other sales tax amounts under any other applicable provincial sales tax legislation, but excluding any taxes based upon the income revenues or capital receipts of the Vendor. Notwithstanding the foregoing, on or before Closing, the Purchaser shall
(i) provide to the Vendor a purchase exemption certificate with respect to tangible personal property held for resale or for incorporation into goods to be held for resale and with respect to any exempt manufacturing equipment; and (ii) pay the applicable retail sales tax under the Retail Sales Tax Act (Ontario) or the regulations thereto on the other taxable Purchased Assets directly to the Ministry of Finance, Retail Sales Tax Branch and pay any other sales tax amounts under any other applicable provincial sales tax legislation.

2.11     GST Election.

         The Purchaser and the Vendor elect to have the provisions of subsection 167(1) of the Excise Tax Act (Canada) and Section 75 of an Act respecting the Quebec sales tax ("QST") apply to the sale of the Purchased Assets by the Vendor to the Purchaser. The parties shall take all necessary actions in order to complete and file a joint election as provided for in subsection 167(1) of the Excise Tax Act (Canada) and Section 75 of the QST on or before the first date on which the Purchaser must submit its GST returns for the reporting periods in which the Closing occurs.

2.12     Non-Assignable Contracts.

         Neither this Agreement nor any document delivered in connection herewith shall constitute an assignment or attempted assignment of any Non-Assignable Contract. The Vendor agrees to assign Non-Assignable Contracts to the Purchaser when such assignment is permitted and as the Purchaser may from time to time direct.



                                   ARTICLE III
                            ASSUMPTION OF LIABILITIES

3.1      Assumption by the Purchaser.

         The Purchaser shall assume the Assumed Liabilities as of the Effective Date and shall pay, discharge and perform the Assumed Liabilities from and after the Effective Date. The Purchaser shall not be liable for or assume any Liabilities of the Vendor nor any Liability arising as a consequence, direct or indirect, of any event, fact, condition or circumstance existing or accruing on or prior to the Effective Date other than the Assumed Liabilities.



                                   ARTICLE IV
                         EMPLOYMENT AND BENEFIT MATTERS

4.1      Employees.

         (a) On the Closing Date, but effective as of January 1, 1999 (the "Employee Transfer Date"), the Purchaser shall extend to all employees of the Vendor who are listed on Schedule 2.2 (the "Employees") offers of employment on substantially the same or comparable terms and conditions as to salary, commission structure, if any, benefits, duties and working conditions as those in force immediately prior to the Effective Date. The Employees who accept the offer from the Purchaser shall be the "Transferred Employees" for the purposes hereof.

         (b) Nothing contained herein shall confer upon any former, current or future employee of the Vendor or the Purchaser or any legal representative or beneficiary thereof any rights or remedies, including without limitation, any right to employment or continued employment of any nature, for any specified period.

         (c) All liabilities and costs in respect of employees who are Employees including premiums for employment insurance, Canada Pension Plan, Quebec Pension Plan, employer health tax, applicable statutory hospitalization insurance, workers' compensation assessments, accrued wages, salaries and commissions, vacation pay, employee benefit plan payments and employee bonus and incentive payments will be adjusted to the Employee Transfer Date and shall be for the account of the Vendor to the extent they relate to the period preceding the Employee Transfer Date and of the Purchaser, in respect of the Transferred Employees only, to the extent they relate to the period following the Employee Transfer Date. For greater certainty, the Purchaser shall, following the Employee Transfer Date, honour all obligations of whatsoever nature, including normal compensation and severance arrangements, due to Transferred Employees.

         (d) The Purchaser agrees to indemnify and save harmless the Vendor, in accordance with Article IX , with respect to any Claims (including claims for severance, notice of termination, breach of contract, constructive dismissal or damages in connection therewith) relating to the employment of any of the employees of the Vendor who are Transferred Employees or the termination of the employment of any of such employees by the Vendor or the Purchaser, which Claims arise from facts after the Closing Date, including the continuation, discontinuation or provision to any employee of the of the employment policies, benefit plans or other benefits previously provided by the Vendor or its Affiliates.

         (e) The Vendor agrees to indemnify and save harmless the Purchaser in accordance with Article IX , with respect to any Claims (including claims for severance, notice of termination, breach of contract, constructive dismissal or damages in connection therewith) relating to the employment of any of the employees of the Vendor or the termination of any of such employees by the Vendor, which Claims arise from facts prior to the Employee Transfer Date, including continuation, discontinuation or provision to any employee of the employment policies, benefit plans or other benefits provided by the Vendor or its Affiliates, provided that the Vendor shall not be liable for any Claims which relate to the termination of employment or constructive dismissal of an Employee in connection with the sale of the Purchased Assets to the Purchaser on or after the Closing Date (other than Claims by Employees who resign their employment on or prior to the Closing Date).

4.2      Employee Benefits.

         The Vendor shall retain and be obligated to satisfy all liabilities and funding requirements under all of its group benefit plans for benefits or compensation to employees of the Vendor incurred or arising with respect to the time period ending at the Employee Transfer Date, regardless of when such liabilities are asserted, and shall, at its own expense, pay or cause its insurance carriers to pay such liabilities in accordance with the terms and conditions of its group benefit plans or applicable statutes. The Purchaser shall be obligated to satisfy all liabilities for benefits or compensation to any Transferred Employees incurred or arising immediately subsequent to the Effective Date, regardless of when such liabilities are asserted. For the purposes of the foregoing, the date on which a benefit or benefit cost is incurred or arises shall be: in respect of a death claim, the date that the person dies; in respect of a claim or medical or dental benefits, the date of treatment; and in respect of a claim for drug benefits, the date the prescription is filled. Nothing contained herein shall confer upon any Transferred Employee, or upon any legal representative or beneficiary thereof, any rights or remedies, including, without limitation, any right to employment or continued employment of any nature for any specified period.

4.3      Lease of Employees.

         On the Closing Date, notwithstanding Sections 4.1 and 4.2, the Vendor and Purchaser shall enter into an agreement pursuant to which the Vendor shall continue to employ the Transferred Employees until the Employee Transfer Date and the Purchaser shall reimburse the Vendor for all costs associated with the Transferred Employees between Closing and the Employee Transfer Date including salary and benefits.



                                    ARTICLE V
                  REPRESENTATIONS AND WARRANTIES OF THE VENDOR

5.1      Representations and Warranties.

         The Vendor hereby makes the following representations and warranties and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and in purchasing the Purchased Business and the Purchased Assets from the Vendor:

         (a) Corporate. The Vendor is a corporation duly amalgamated and organized, and is validly existing under the laws of Ontario and has not been dissolved. The Vendor has the requisite corporate power and authority to own or lease its property and to sell the Purchased Assets to the Purchaser and otherwise perform its obligations pursuant to this Agreement and to carry on the Purchased Business.

         (b) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Vendor and constitutes a valid and binding obligation of the Vendor enforceable against it in accordance with its terms.

         (c) Title to Purchased Assets. The Vendor is the sole legal and beneficial owner of the Purchased Assets and has good marketable title thereto free and clear of all Encumbrances except for the Permitted Encumbrances. There is not now any basis upon which any of the Purchased Assets might become subject to any Encumbrances other than Permitted Encumbrances. The Vendor has not received any notice from any Authority having jurisdiction over the Purchased Assets and Purchased Business that the premises from which the Vendor operates the Purchased Business are the subject of any condemnation, special assessment or similar charge or proceeding.

         (d) Rights to Acquire Purchased Assets. Except as provided for in this Agreement, no Person has any agreement, option, understanding, commitment (or right or any right or privilege capable of becoming a right) to purchase (directly or indirectly) any of the Purchased Assets from the Vendor.

         (e) Contracts. Schedule 1.2 contains a complete and accurate list of all the Material Contracts other than Competitive Information, including customer contracts. Each Material Contract constitutes a valid and binding obligation of the parties thereto, enforceable in accordance with its terms. None of the parties to any of the Material

                  Contracts is in breach of its obligations thereunder except for minor breaches which would not, in the aggregate, materially and adversely affect the operation of the Purchased Business. All of the Material Contracts were entered into in the ordinary course of business.

         (f) Real Property Leases. Schedule 1.1 contains a complete and accurate list of all Real Property Leases. Each Real Property Lease constitutes a valid and binding obligation of the parties thereto, enforceable in accordance with its terms. None of the parties to any of the Real Property Leases is in breach of its obligations thereunder except for minor breaches which would not, in the aggregate, materially and adversely affect the operation of the Purchased Business. All of the Real Property Leases were entered into in the ordinary course of business.

         (g) Customers and Vendors. The Vendor has not received formal notice from any of the ten largest customers or vendors of the Purchased Business that such customer or vendor intends to terminate its business relationship with Axidata, including, as a result of the proposed sale of the Purchased Business.

         (h)      Intellectual Property.

                  (i) Except as set forth in Schedule 1.3, the Vendor is the legal and beneficial owner of the Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances, and the Vendor is not a party to or bound by any Contract or other obligation whatsoever that limits or impairs its ability to use, sell, transfer, assign, convey or licence, or that requires payment to any other Person for the use of, the Intellectual Property, or that otherwise affects the Intellectual Property. The Intellectual Property will remain in full force and effect following the consummation of the transactions contemplated hereby.

                  (ii) The Vendor has not received any notice that the conduct of the Purchased Business, including the use of the Intellectual Property, infringes upon or breaches any intellectual property rights of any other Person and the Vendor has no knowledge of any infringement or violation of any of the rights of the Vendor in the Intellectual Property.

         (i) Inventories and Equipment. Except for stale-dated or damaged goods in respect of which reserves have been taken in accordance with Section 2.7, substantially all of the Inventories and Equipment being sold as part of the Purchased Assets are workable and useable in the ordinary course of business, are suitable for the uses for which they were intended and are used, and have been reflected on the books of the Vendor in accordance with GAAP.

         (j) Insurance. The Vendor has all the Purchased Assets and the Purchased Business insured against loss or damage by all insurable hazards or risks on a replacement cost basis and such insurance coverage will be continued in full force and effect (with all premiums paid) up to and including the Closing Date. The Vendor is not in default with respect to any of the provisions contained in any such insurance policy and the Vendor has not failed to give any notice or present any claim under any such insurance policy in a due and timely fashion. Nothing has been done or omitted to be done by the Vendor which could make any policy of insurance void or voidable.

         (k)      Financial Statements.  The Financial Statements:

                  (i) have been prepared in accordance with GAAP, except as otherwise noted in this Agreement;

                  (ii)     are in accordance with the Records; and

                  (iii) present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Purchased Business as at the end of the periods covered by such results.

         No information has become available to the Vendor that would render the Financial Statements materially and adversely incomplete or inaccurate.

         (l) Books and Records. The Records are duly maintained in accordance with all applicable legal requirements and in accordance with sound business practices and contain full and accurate records of all matters required to be dealt with in such records. All material financial transactions relating to the Purchased Business and the Purchased Assets have been fairly, accurately and completely recorded in the Records in accordance with GAAP, consistently applied and fairly, accurately and completely present and disclose (i) the financial position of the Purchased Business, and (ii) all transactions of the Vendor relating to the Purchased Business. All records, systems, controls, data or information relating to the current conduct of the Purchased Business or the Purchased Assets (including any digital, electronic, mechanical, photographic or other technological process or device, whether computerized or not) are in the full possession and control of and are owned exclusively by the Vendor and are included in the Purchased Assets. The Vendor has not received any notice of allegation that any of the Records or statutory books are incorrect or should be rectified. The statutory books (including all registers and minute books) of the Vendor are true, complete and accurate, and contain copies of all the matters which should be dealt with in those books, including all constating documents, by-laws and resolutions passed by the shareholders and directors, and the minutes of every meeting of its board of directors and every committee thereof and of its shareholders, since the date of incorporation, all of which constating documents, by-laws and resolutions have been duly passed or minutes duly authorized.

         (m) Taxes. All federal and provincial sales, employment, excise, withholding, property, GST, taxes and other similar taxes (including all interest, fines, penalties or additional amounts relating thereto) applicable to the Purchased Business or to the Purchased Assets with respect to all periods up to the Effective Date have been or will have been paid, accrued or satisfied at the Time of Closing.

         (n) Non-Resident. The Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

         (o)      Employee Matters.

                  (i) No trade union, council of trade unions, employee bargaining agency, employee association or affiliated bargaining agent or similar Person:

                           (A) holds bargaining rights with respect to the Purchased Assets or Purchased Business by way of certification, interim certification, voluntary recognition, designation or successor rights;

                           (B) has, to the best of the Vendor's knowledge, applied to be certified as the bargaining agent of any of the employees of the Vendor who are Transferred Employees; or

                           (C) has, to the best of the Vendor's knowledge, applied to have the Vendor declared a related employer or a successor employer pursuant to any labour or employment legislation.

                  (ii) There are, to the best of the Vendor's knowledge, no actual, threatened or pending organizing activities of any trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent or employee association or similar Person or any actual, threatened or pending unfair labour practice complaints pertaining to the Purchased Assets or Purchased Business, nor, to the best of the Vendor's knowledge, have there been any such activities or complaints within the last two years.

                  (iii) The Vendor has complied with all Laws relating to employment including the Pay Equity Act (Ontario), the Employment Standards Act (Ontario), the Occupational Health and Safety Act and equivalent legislation of other provinces where the Purchased Business has employees, and provincial and federal human rights legislation in connection with the Purchased Business except for non-compliances which would not, in the aggregate, materially and adversely affect the Purchased Business. To the knowledge of the Vendor, there are no unfair labour practice charges, complaints or proceedings pending, threatened or involving the Vendor.

                  (iv) All levies, assessments and penalties under relevant workers' compensation legislation in respect of the employees who are Employees have been paid or, to the knowledge of the Vendor, are reflected and accrued in the books and Records of the Vendor.

                  (v) All vacation pay and accrued bonuses (save and except for special bonuses to be paid to certain employees of the Vendor in connection with services provided by them to facilitate the transaction contemplated herein) for the Employees is properly reflected and accrued in the Records.

                  (vi) The Vendor has delivered or made available to the Purchaser, true, complete and up-to-date copies of all benefit plans and related employee booklets and compensation policies and all amendments thereto together with the most recent actuarial reports.

                  (vii) To the knowledge of the Vendor, no fact, condition or circumstance exists that would materially affect the information contained in the documents referenced in Paragraph 5.1(o)(vi).

                  (viii) With the exception of the former ACI Axidata divisional employees, as disclosed to the Purchaser, no registered pension benefits are payable to any employee of the Purchased Business.

         (p) Validity of Transactions. The execution and delivery of this Agreement by the Vendor, the consummation of the transactions contemplated hereby and the fulfilment by the Vendor of the terms, conditions and provisions hereof will not:

                  (i) contravene or violate or result in the material breach (with or without the giving of notice or lapse of time, or both) or acceleration of any material obligations (including Material Contracts) of the Vendor or require the consent of any Person under:

                           (A) the laws applicable to the Vendor other than the bulk sales legislation in each province in which the Purchased Assets are located,

                           (B) any judgement, order, writ, injunction or decree of any court or Authority,

                           (C) the articles, by-laws or any resolutions of the Vendor or any amendments thereto or restatements thereof, or

                           (D) the provisions of any material Contract, arrangement or understanding to which the Vendor is a party or by which it is bound;

                  (ii) relieve any other party to a Contract of its obligations thereunder or enable it to terminate its obligations thereunder; or

                  (iii) result in the creation or imposition of any Encumbrance on any of the Purchased Assets.

         (q) Compliance with Laws. The Vendor has conducted the Purchased Business in compliance with all applicable Laws except for non-compliances which would not, in the aggregate, materially and adversely affect the operation of the Purchased Business.

         (r) Litigation. There is no suit, action, dispute, civil or criminal litigation, claim, arbitration or legal, administrative or other proceeding or governmental investigation, including appeals and applications for review, in progress, pending or, to the knowledge of the Vendor, threatened against the Vendor or relating to the Purchased Business or any of the Purchased Assets which if determined adversely to the Vendor would materially and adversely affect the Purchased Business.

         (s) Environmental Claims. With the exception of the toluene leakage which is currently being remediated, the Purchased Business has been and is being carried on by the Vendor, and the Purchased Assets are, in compliance with Environmental Laws except for non-compliances which would not, in the aggregate, materially and adversely affect the operation of the Purchased Business.

         (t) Absence of Certain Changes. Since September 30, 1998, in connection with the Purchased Business:

                  (i) there has not been any material adverse change in the financial condition, results of operations, assets, liabilities, business, personnel or operations of the Purchased Business;

                  (ii) there has not been any loss, damage or destruction in any material respect, whether covered by insurance or not, affecting the Purchased Business or Purchased Assets;

                  (iii) the Vendor has not waived, or agreed to become bound to waive, any right of substantial value relating to the Purchased Business, or entered into any commitment or transaction relating to the Purchased Business not in the ordinary course of business, other than any single Inventory purchase and the agreement to sell the Tenex Data division of the Vendor; and

                  (iv) the Vendor has not created, or agreed to become bound to create, or permitted the creation of, any material Encumbrance on any of the Purchased Assets or the property or assets of the Purchased Business (except for any lien for unpaid taxes not yet due).

         (u) Updating of Schedules. Up to and including the Closing Date, the Vendor shall notify the Purchaser of any changes, additions or events which may cause any change in or addition to any Schedules delivered by them under this Agreement, promptly after the occurrence of same and no later than the Closing Date by delivery of updates of any changed Schedules. No notification made pursuant to this subsection 5.1(u) shall be deemed to cure any breach of any representation or warranty made in this Agreement or any Schedule nor shall any such notification be considered to constitute or give rise to a waiver by the Purchaser of any condition set forth in this Agreement unless specifically waived in writing by the Purchaser.

         (v) Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Vendor in respect of any Purchased Asset.

         (w) GST. The Vendor is a registrant for the purposes of the Excise Tax Act (Canada) and its business identification number is __________________, and in respect of the QST, its registration number being __________________.

         (x) No Competing Interest. Neither the Vendor nor ACI, directly or indirectly, have any direct or indirect beneficial interest in any Person which is engaged in a business similar to, or is a direct or indirect competitor of, the Purchased Business in North America.

         (y) No Pending Transactions. Except for the transactions contemplated by this Agreement, the Vendor is not a party to or bound by or subject to any agreement, undertaking or commitment to: (i) merge or consolidate with, or acquire all or substantially all of the property or assets of, any other Person which would materially adversely affect the Purchased Business or the Purchased Assets; or (ii) sell, lease or exchange all or substantially all of the Vendor's property and assets to any other Person.

         (z) Truth and Accuracy of Representations. The representations and warranties of the Vendor included in this Agreement and in any agreement, certificate or other document delivered or given pursuant to this Agreement are true and correct in all material respects and do not contain any materially untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to a prospective purchaser of the Purchased Assets or the Purchased Business.



                                   ARTICLE VI
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

6.1      Representations and Warranties.

         The Purchaser hereby makes the following representations and warranties and acknowledges that the Vendor is relying on such representations and warranties in entering into this Agreement and in selling the Purchased Business and the Purchased Assets to the Purchaser:

         (a) Corporate. The Purchaser is a corporation organized under the laws of Canada and has not been dissolved.

         (b) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

         (c) Validity of Transactions. Neither the execution and delivery of this Agreement by the Purchaser, the consummation of the transactions contemplated hereby nor the fulfilment by the Purchaser of the terms, conditions and provisions hereof will contravene or violate or result in the breach (with or without the giving of notice or lapse of time, or both) or require the consent of any Person under:

                  (i) any law, regulation, rule or policy other than the bulk sales legislation in each province in which the Purchased Assets are located;

                  (ii) any judgement, order, writ, injunction or decree of any court or of any Authority;

                  (iii) the articles, by-laws or any resolutions of the Purchaser or any amendments thereto or restatements thereof; or

                  (iv) the provisions of any contract, agreement or arrangement to which the Purchaser is a party or by which it is bound.

         (d) Investment Canada. The Purchaser is a WTO investor (as such terms are defined in the Investment Canada Act (Canada)) for the purposes of the Investment Canada Act (Canada).

         (e) Financial Capability. The Purchaser has sufficient financial capabilities to fulfil all of its obligations under this Agreement, and any other agreements provided for herein, on the due date thereof.

         (f) GST. At Closing, the Purchaser will be a registrant for the purposes of the Excise Tax Act (Canada) and the QST and will provide its business identification numbers to the Vendor.



                                   ARTICLE VII
                             COVENANTS OF THE VENDOR

7.1      Disclosure of Transaction.

         The Vendor shall not (and the Vendor shall ensure that its agents, employees, officers and directors do not), without the prior written consent of the Purchaser, disclose or permit to be disclosed to anyone any information relating to the Purchaser, this Agreement and the transactions contemplated in this Agreement. This section does not prohibit disclosure to the professional advisors, bankers and employees of the Vendor who need to know such information, or to the extent necessary to authorize the purchase and sale of the Purchased Assets pursuant to this Agreement, or as may be required by law.

7.2      Examinations and Investigations.

         (a) The Purchaser acknowledges that it has met with management of the Vendor and has been granted access to, and has reviewed, all Records and other documents relating to the Purchased Business and the Purchased Assets which have been made available for review to the Purchaser or its representatives by the Vendor save and except for Confidential Information and Competitive Information which shall be dealt with in accordance with subsections 7.2(b) and 7.2(c).

         (b) The Vendor shall grant access to and a reasonable opportunity to review the Competitive Information only to Michael E. Peppel, Ira H. Stanley and any other individuals who are pre-approved by the Vendor, and their legal advisors and

                  PricewaterhouseCoopers, Cincinnati (provided that a confidentiality agreement in form acceptable to the Vendor, acting reasonably, shall have been executed prior to such disclosure), together with those of their reports who have specialized expertise in the area under consideration and whose input is reasonably required by such named individuals in respect of such area under consideration, and who have been pre-approved by the Vendor, acting reasonably, (all of such named individuals and such reports are collectively the "Specified Individuals") on behalf of the Purchaser for a period of 2 Business Days prior to the Closing Date. The Purchaser shall cause the Specified Individuals not to share such Competitive Information with any other employee, officer or shareholder of the Purchaser who does not have a need to know such information or any other Person prior to Closing.

         (c) The Purchaser acknowledges that the Vendor's vendor contracts for products and/or services have not been disclosed to the Purchaser or its representatives on the grounds that the Vendor views them as containing Confidential Information. The Vendor represents and warrants that it has disclosed such information regarding the subject matter and substance of such agreements as in its opinion could reasonably be disclosed without violating any applicable confidentiality covenant. Upon the request of the Purchaser for a vendor contract, the Vendor shall use commercially reasonable efforts to obtain the consent of the third party in favour of whom the Confidential Information covenant operates to disclose such Confidential Information to the Purchaser, and the Specified Individuals on behalf of the Purchaser shall have a period of 2 Business Days prior to the Closing Date to review all such Confidential Information. The Confidential Information relates only to vendor and pricing arrangements and will not have a material adverse affect on the Purchased Business or the Purchased Assets as at the Time of Closing.

7.3      Conduct of Business Prior to Closing

         During the period from the date of this Agreement to the Time of
Closing:

         (a) the Vendor shall promote the interests and maintain the goodwill of the Purchased Business and continue to operate, in consultation with the Purchaser, the Purchased Business in the ordinary course consistent with past practice, including paying and satisfying all obligations with respect to the Purchased Business as such obligations mature or within a reasonable period thereafter;

         (b) the Vendor shall not, without the prior written consent of the Purchaser, enter into any contract, commitment or transaction not in the ordinary course of business or which would have a material adverse effect on the Purchased Business or which would constitute a material breach of the covenants, representations or warranties of the Vendor contained in this Agreement;

         (c) the Vendor shall not enter into single Inventory purchase commitment in excess of $500,000 without the prior written consent of the Purchaser, not to be unreasonably withheld;

         (d) the Vendor shall give prompt notice to the Purchaser of any potential material defaults or material breaches of representations, warranties or covenants of the Vendor forthwith upon becoming aware of such matters;

         (e) the Vendor shall continue to maintain in full force and effect all policies of insurance currently in effect in respect of the Purchased Assets and the Purchased Business and give all notices and present all claims under all policies of insurance in a due and timely fashion;

         (f) the Vendor shall not sell, transfer or encumber the Purchased Assets other than in the ordinary course of business;

         (g) the Vendor shall not authorize or enter into any agreement, understanding or commitment with respect to any merger, consolidation or business combination, any material change in capitalization or any release or relinquishment of any material contract rights;

         (h) the Vendor shall not permit an Intellectual Property right to lapse;

         (i) except for special bonuses to be paid to certain employees of the Vendor in connection with services provided by them to facilitate the transaction contemplated herein (of which the Vendor has notified the Purchaser), the Vendor shall not pay or agree to pay to any employee of the Purchased Business compensation that is in excess of the current compensation level of such employee, except for normal compensation increases to current employees which are made in the ordinary course of business consistent with past practice, nor enter into any new written employment agreement or severance agreement, insurance agreement or benefit plan or amend any current benefit plans or compensation policies without the Purchaser's consent; and

         (j)      the Vendor shall not agree to do any of the foregoing.

7.4      Contractual Consents.

         The Vendor shall use its reasonable commercial efforts to obtain all consents and approvals required to be obtained by it for the consummation of the transactions contemplated hereby or required under any of the material agreements, contracts, licenses, or leases (including requesting landlord estoppel certificates for the Real Property Leases in respect of which the Purchaser requests the Vendor to so request, provided that any and all costs associated therewith shall be for the account of the Purchaser) of the Vendor relating exclusively to the Purchased Business (other than such consents or authorizations relating to the Non-Assignable Contracts which shall be dealt with in accordance with Section 2.12).

7.5      Legal Conditions to Acquisition.

         The Purchaser and the Vendor shall take all commercially reasonable actions necessary to comply promptly with all legal requirements which may be imposed on such party with respect to this Agreement (other than compliance with the bulk sales legislation in each province in which the Purchased Assets may be located) and the transactions contemplated hereby and will promptly cooperate with and furnish information to any other party hereto in connection with any such requirements imposed upon such other party in connection herewith. Each party will take all commercially reasonable actions to obtain (and will cooperate with the other parties in obtaining) any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Authority, or other third party, required to be obtained or made by such party or its subsidiaries in connection with this Agreement and consummating the transactions contemplated hereby or the taking of any action contemplated thereby or by this Agreement. The parties shall fully cooperate with each other in making the pre-notification filing under the Competition Act (Canada).

7.6      Change of Name.

         The Vendor agrees to deliver to the Purchaser on the Closing Date originally executed articles of amendment changing its corporate name to a name which does not contain the word "Axidata" or any name similar thereto.

7.7      Additional Documents and Further Assurances.

         Each of the parties to this Agreement shall use commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfil and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the transactions contemplated by this Agreement.

7.8      Non-Solicitation.

         From the date of this Agreement until the Closing Date, the Vendor agrees not to directly or indirectly solicit, initiate or engage in discussions or negotiations with any Person other than the Purchaser or MCSC concerning the terms and conditions of this Agreement or the acquisition of the Purchased Business or any part thereof.

7.9      Covenant Not to Disclose.

         ACI and the Vendor hereby covenant and agree that they will not, at any time after the Effective Date, reveal, divulge or make known to any Person (other than the Purchaser or its Affiliates) or use for their own account or the account of any Person, any confidential or proprietary information relating exclusively to the Purchased Assets and Purchased Business. This covenant not to disclose shall not apply to information which:

         (i) is or becomes part of the public domain other than through a breach of this Agreement;

         (ii) is or becomes available to ACI or the Vendor from a third party, who upon inquiry, states that it has no obligation of confidentiality to the Purchaser;

         (iii) is required to be disclosed by law, provided that ACI or the Vendor gives the Purchaser immediate notice of any such required disclosure to enable the Purchaser to seek a protective order or other appropriate remedy, and further provided that ACI or the Vendor cooperates with the Purchaser, at the expense of the Purchaser, in seeking a protective order. If a protective order or other remedy is not obtained and ACI or the Vendor is obligated to disclose any of the information, ACI or the Vendor will restrict its disclosure to that portion of the information which it is advised by legal counsel that it is legally required to disclose; or

         (iv) is independently developed by employees of ACI or the Vendor without access to the confidential information.

7.10     Non-Interference Agreement.

         ACI and the Vendor hereby covenant and agree that they will not, for a period of three (3) years after the Closing Date, directly or indirectly, whether for their own account or for the account of any other Person:

         (i) except to the extent required to carry on the Tenex Data business, as presently conducted, until the sale of such business, engage in the wholesale sale and distribution of office products, computer consumables, peripherals, accessories and supplies in North America (collectively, "Compete");

         (ii) solicit or attempt to solicit any person who, at the date of this Agreement, is an employee of the Purchased Business, other than by solicitation which is solely by way of public advertisement or internal job posting and employment is offered only after response to such public advertisement or internal job posting without any other enticement or solicitation; or

         (iii) intentionally induce or attempt to persuade any supplier, distributor or client of the Purchased Business to terminate or breach any Contract with the Purchaser, or not to do business or to reduce its volume of business with the Purchaser in connection with the Purchased Business.

         Notwithstanding the foregoing, ACI shall not be restricted from acquiring or merging, amalgamating or otherwise combining its business with a Person who Competes, provided that the portion of such Person's business which Competes constitutes less than 50% of such Person's business and the acquisition of such Person or such Person's business by ACI or the acquisition of ACI by such Person is not primarily motivated by a desire to carry on a business which Competes.

7.11     Trademark Agreement.

         The Vendor hereby covenants and agrees to enter into the Trademark Agreement on the Closing Date.

7.12     Environmental Remediation

         ACI and the Vendor accept full responsibility for the Environmental Remediation and will indemnify and hold the Purchaser harmless with respect to any liability associated therewith. ACI shall provide the Purchaser with reasonable prior notice of actions to be taken by ACI and the requirements to enable the Purchaser to co-operate with ACI and the Vendor as required under Section 8.5.

7.13     Sale of Tenex Data Division

         Whether or not the sale of the Tenex Data division of the Vendor proceeds, the Vendor will ensure that the part of the premises at Commander Drive, Scarborough used by such division and its employees will be vacated by no later than March 31, 1999.



                                  ARTICLE VIII
                           COVENANTS OF THE PURCHASER

8.1      Disclosure of Transaction.

         The Purchaser shall not (and shall use its best efforts to ensure that its agents, employees, officers and directors do not) without the prior written consent of the Vendor, disclose or permit to be disclosed any confidential information relating to the Vendor. This section does not prohibit disclosure to the board of directors, professional advisors, bankers and employees of the Purchaser who need to know such information, or to the extent necessary to authorize the purchase and sale of the Purchased Assets pursuant to this Agreement, or as may be required by law.

8.2      Retention of Records.

         From and after the Time of Closing, the Purchaser shall retain the Records delivered at Closing for at least six years. The Purchaser shall permit the Vendor and its representatives to inspect and take copies of such Records, upon reasonable notice, during normal business hours.

8.3      Use of Trademarks.

         (a) The Purchaser agrees to enter into the Trademark Agreement as of the Effective Date. The Purchaser agrees not to take any action which may constitute a breach of the Trademark Agreement.

         (b) The Purchaser agrees that it shall be limited in its use of the "Tenex" name to the present uses of such name by the CRT Division on the terms and conditions of the trademark license agreement to be entered into between the Vendor and Bell Microproducts Inc. and assigned by the Vendor to the Purchaser on Closing, and the Purchaser acknowledges that Bell Microproducts Inc. will own all other rights to the "Tenex" name.

8.4      Tenex Obligations.

         The Purchaser agrees to enter into an assumption agreement as of the Effective Date pursuant to which the Purchaser will agree to assume the Vendor's obligation under the undertaking to the former Tenex Data shareholders (the "Tenex Undertaking") to maintain all paper SKU's until December 31, 1998 on the terms and conditions set out therein.

8.5      Environmental Remediation

         The Purchaser agrees to co-operate with ACI and the Vendor in allowing ACI and the Vendor to manage the Environmental Remediation, including providing the services of Gary Heffernan and John Arnott, or their replacements, as on-site managers of the Environmental Remediation (provided the Vendor reimburses the Purchaser for any out-of-pocket costs associated therewith) and granting access to ACI and the Vendor and their respective representatives, engineers, contractors, subcontractors and consultants to enter the leased premises of Axidata located at 45 and 70 Commander Drive, Scarborough to take whatever steps may be necessary to complete the Environmental Remediation, to monitor data from the wells, to liaise with the landlord of such premises and to liaise with the Ministry of the Environment. The Purchaser also agrees not to take any steps which might constitute interference with the Environmental Remediation, including entering into any correspondence or discussions about the Environmental Remediation with the landlord of such premises or with the Ministry of the Environment, without the prior written consent of ACI.

8.6      Non-Interference Agreement.

         MCSC and the Purchaser hereby covenant and agree that they will not, for a period of three (3) years after the Closing Date, directly or indirectly, whether for their own account or for the account of any other Person:

         (i) solicit or attempt to solicit any person who, at the date of this Agreement, is an employee of ACI or the Vendor, other than by solicitation which is solely by way of public advertisement or internal job posting and employment is offered only after response to such public advertisement or internal job posting without any other enticement or solicitation; or

         (ii) intentionally induce or attempt to persuade any supplier, distribution or client of ACI or the Vendor to terminate or breach any contract with ACI or the Vendor, or not to do business or to reduce its volume of business with ACI or the Vendor.

8.7      Advance Ruling Certificate.

         The Purchaser shall not apply to the Director of the Competition Bureau for an advance ruling certificate in connection with this transaction unless it notifies the Director of the Competition Bureau, as part of such application, that the parties wish to close this transaction as soon as possible and that this transaction is conditional upon the receipt of a "no-action" from the Director of the Competition Bureau but not upon the receipt of an advance ruling certificate.



                                   ARTICLE IX
                          SURVIVAL AND INDEMNIFICATION

9.1 Survival of Covenants, Representations and Warranties of the Vendor.

         The covenants, representations and warranties of the Vendor contained in this Agreement or contained in any agreement delivered in connection with this Agreement shall survive the Closing of the purchase and sale of the Purchased Assets and shall continue in full force and effect for the benefit of the Purchaser:

         (a) with respect to representations and warranties relating to title to the Purchased Assets, indefinitely;

         (b) with respect to all other representations and warranties, for a period of twenty-four months subsequent to the Closing Date; and

         (c) with respect to any covenants, until they are performed or fulfilled in accordance with their respective terms.

9.2      Survival of Covenants, Representations and Warranties of the Purchaser.

         The covenants, representations and warranties of the Purchaser contained in this Agreement or contained in any agreement delivered in connection with this Agreement shall survive the Closing of the purchase and sale of the Purchased Assets and, notwithstanding such Closing or any investigations by or on behalf of the Vendor with respect thereto, shall continue in full force and effect for the benefit of the Vendor:

         (a) with respect to all representations and warranties, for a period of twenty-four months subsequent to the Closing Date; and

         (b) with respect to any covenants, until they are performed or fulfilled in accordance with their terms.

9.3      Indemnification.

         (a) Subject to Section 9.6, the Vendor indemnifies and holds the Purchaser harmless from and against any Claim which may be made or brought against the Purchaser or which the Purchaser may suffer or incur, directly or indirectly, in respect of, as a result of, or arising out of:

                  (i) any non-fulfilment of any covenant on the part of the Vendor contained in this Agreement;

                  (ii) an incident, occurrence or circumstance commencing or in existence prior to the Closing Date relating to the Purchased Business or the Purchased Assets, but excluding the Assumed Liabilities and excluding any Claim which relates to any matter which has already been specifically addressed in a representation, warranty, covenant or indemnity in this Agreement as such Claim shall be made under such specific provisions rather than under this Paragraph 9.3(a)(ii);

                  (iii) any inaccuracy in, or breach of, the Vendor's representations or warranties contained in this Agreement; and

                  (iv) any non-compliance with the provisions of the bulk sales legislation in any province where the Purchased Assets are located and other similar legislation (A) in respect of the transaction of purchase and sale contemplated by this Agreement, compliance with which the parties acknowledge they have agreed to waive or (B) in respect of the sale of the Vendor's Tenex Data division.

         (b) The Purchaser indemnifies and holds the Vendor harmless from and against any Claim which may be made or brought against the Vendor or which the Vendor may suffer or incur, in respect of, or arising out of:

                  (i) any non-fulfilment of any covenant on the part of the Purchaser contained in this Agreement;

                  (ii)     the Assumed Liabilities;

                  (iii) commencing on the Closing Date, the ownership or condition of the Purchased Assets, the operation of the Purchased Business, or any other incident, occurrence or circumstance arising subsequent to the Closing Date as a result of the Purchaser's operation of the Purchased Business subsequent to the Closing Date, but excluding any Claim which relates to a matter which has already been specifically addressed in a representation, warranty, covenant or indemnity in this Agreement as such Claim shall be made under such specific provision rather than under this Paragraph 9.3(b)(iii); and

                  (iv) any inaccuracy in or breach of any of the Purchaser's representations or warranties contained in this Agreement.

9.4      Procedure for Indemnification.

         (a) Claims Other Than Third Party Claims. Following receipt from the Vendor or the Purchaser, as the case may be (the "Indemnified Party"), of a written notice of a claim for indemnification which has not arisen in respect of a Third Party Claim (as defined in subsection 9.4(b) below), the party who is in receipt of such notice (the "Indemnifying Party") shall have 30 days to make such investigation of the claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such 30 day period (or any mutually agreed upon extension thereof) to the validity and amount of the claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the claim. If the Indemnified Party and the Indemnifying Party do not agree within such period (or any mutually agreed upon extension thereof), such dispute shall be resolved in accordance with Section 14.1.

         (b)      Third Party Claims.

                  (i) The Indemnified Party shall notify the Indemnifying Party in writing as soon as is reasonably practicable after being informed in writing that facts exist which may result in a claim originating from a Person other than the Indemnified Party (a "Third Party Claim") and in respect of which a right of indemnification given pursuant to Section 9.3 may apply. The Indemnifying Party shall have the right to elect, by written notice delivered to the Indemnified Party within 10 Business Days following receipt by the Indemnifying Party of the notice from the Indemnified Party in respect of the Third Party Claim, at the sole expense of the Indemnifying Party, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim, provided that:

                           (A) such will be done at all times in a diligent and bona fide manner;

                           (B) the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Agreement in respect of that Third Party Claim; and

                           (C) the Indemnifying Party shall pay all reasonable out-of-pocket expenses incurred by the Indemnified Party as a result of such participation or assumption.

                  (ii) If the Indemnifying Party elects to assume such control, the Indemnified Party shall cooperate with the Indemnifying Party and its counsel and shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense. If the Indemnifying Party does not so elect or, having elected to assume such control, thereafter fails to proceed with the settlement or defence of any such Third Party Claim, with reasonable diligence, the Indemnified Party shall be entitled to assume such control. In such case, the Indemnifying Party shall cooperate where necessary with the Indemnified Party and its counsel in connection with such Third Party Claim and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

                  (iii) If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any Person (a "Third Party") with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnifying Party shall make such payment, forthwith after demand by the Indemnified Party. If the amount of any liability under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay such difference to the Indemnifying Party.

                  (iv) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed.

                  (v) Except in the circumstances contemplated by Paragraph 9.4(b)(iii) above, and whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle or compromise any Third Party Claim except with the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld). A failure by the Indemnified Party to respond in writing to a written request by the Indemnifying Party for consent for a period of ten days or more, shall be deemed a consent by the Indemnified Party to such request.

9.5      Indemnification Limitations and Mitigation.

         Notwithstanding anything else contained in this Agreement:

         (a) the indemnification rights provided for in Section 9.3 shall be subject to the limitation that no indemnification or other such Claim shall be payable under Section 9.3 or otherwise, as the case may be, unless the total of all Claims exceeds $250,000 in the aggregate, whereupon the full amount of such Claims (including such initial $250,000 but subject to subsection 9.5(b)) in the aggregate shall be recoverable in accordance with the terms hereof provided the foregoing limitation shall not apply to any indemnification with respect to the Environmental Remediation, the employee and benefit matters contained in Article IV or Section 7.13;

         (b) the indemnification rights provided for in Section 9.3 shall be subject to the further limitation that any and all payments payable to the Purchaser or Vendor, as applicable, pursuant to
                  Section 9.3 or pursuant to any other Claim made by either the Purchaser or Vendor in connection with this Agreement shall not, in the aggregate, exceed the Purchase Price;

         (c) without prejudice to either party's rights of recovery against the other, except as provided in subsections 9.5(a), (b) or
                  (c) herein, where any Claim hereunder relates to any matter which is in whole or in part insured by any insurance policy in respect of the Vendor or the Purchaser, the party making such Claim shall make commercially reasonable efforts to ensure that such Claim is also made against the relevant insurer and pursued with all reasonable expedition;

         (d) where the Vendor or Purchaser, as applicable, is entitled to recover from a third party or claim reimbursement of any sum in respect of which it also has a claim or potential claim under this Agreement, the Purchaser or Vendor, as applicable, shall take commercially reasonable steps to enforce the recovery or reimbursement; and

         (e) the liability of the Vendor or the Purchaser under this Agreement shall be reduced by the amount of any recoveries which have been actually received or obtained by the other party from any insurer or third party responsible or party responsible for the act, matter or circumstances giving rise to such breach or claim or from any insurance policy covering such breach or claim, less any expenses incurred by the other party in connection with any such recoveries. If any recovery is made after the Vendor or the Purchaser has made full payment to the other party in full satisfaction of any such liability or claim, the other party shall refund or procure that there is refunded to the Vendor or the Purchaser the lesser of:

                  (i) the amount of such payment by the Vendor or the Purchaser to the other party; and

                  (ii) the amount of such recovery, less any expenses incurred by the Purchaser or the Vendor in connection therewith.



                                    ARTICLE X
                CONDITIONS OF CLOSING IN FAVOUR OF THE PURCHASER

10.1     Conditions.

         The obligation of the Purchaser to purchase the Purchased Assets is subject to the fulfilment, performance and satisfaction of each of the conditions set forth below. The Vendor acknowledges that the following conditions are for the exclusive benefit of the Purchaser.

         (a) Representations and Warranties. All representations and warranties of the Vendor contained in this Agreement shall be true and correct in all material respects at the Time of Closing with the same force and effect as if made at and as of such time and date, and the Vendor shall have delivered to the Purchaser, at the Time of Closing, a certificate dated the Closing Date duly executed by a senior officer of the Vendor to such effect. The receipt of such certificate and the closing of the transaction of purchase and sale provided for in this Agreement shall not be (or deemed to be) a waiver of the representations and warranties contained in this Agreement, which representations and warranties shall continue in full force and effect for the benefit of the Purchaser as provided in Article IX.

         (b) Performance of Covenants. The Vendor shall have performed or complied with, in all material respects, all of its obligations, covenants and agreements in this Agreement which are to be performed or complied with by the Vendor at or prior to the Time of Closing.

         (c) Consents. All consents listed on Schedule 2.3 which the Vendor has agreed to obtain in connection with the completion of the transaction contemplated by this Agreement shall have been obtained by the Vendor at or prior to the Time of Closing.

         (d) No Action to Restrain. No order or judgement of a court or any governmental or regulatory agency shall have been issued enjoining, restraining or prohibiting the completion of the transactions contemplated by this Agreement.

         (e) Opinion of Counsel to the Vendor. The Purchaser shall have received an opinion dated the Closing Date from Goodman Phillips & Vineberg substantially in the form attached hereto as Schedule 3.1.

         (f) Closing Documents and Proceedings. All documentation relating to the purchase and sale of the Purchased Assets and the due authorization of the performance by the Vendor of its obligations under this Agreement shall have been completed and executed by the Vendor and copies of same and of all such documentation or other evidence as the Purchaser may reasonably request have been delivered to the Purchaser.

         (g) Competition Act. The parties will have made all required pre-notification filings under the Competition Act (Canada) and the applicable 7 day waiting period shall have expired and the Purchaser shall have received a "no-action" letter from the Director of the Competition Bureau.

10.2     Waiver.

         If any of the conditions set forth in this Article have not been fulfilled, performed and satisfied at or prior to the Closing, the Purchaser may, by written notice to the Vendor, terminate all of its obligations hereunder and the Purchaser shall be released from all its obligations under this Agreement. Any of these conditions may be waived in whole or in part by the Purchaser by instrument in writing, without prejudice to any of its rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to its right to complete the transaction of purchase and sale contemplated by this Agreement and claim damages for breach of any other representation, warranty or covenant which has not been so waived.



                                   ARTICLE XI
                  CONDITIONS OF CLOSING IN FAVOUR OF THE VENDOR

11.1     Conditions.

         The obligation of the Vendor to sell the Purchased Assets is subject to the fulfilment, performance and satisfaction of each of the conditions set forth below. The Purchaser acknowledges that the following conditions are for the exclusive benefit of the Vendor.

         (a) Representations and Warranties. All representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct in all material respects at the Time of Closing with the same force and effect as if made at and as of such time and date, and the Purchaser shall have delivered to the Vendor at the Time of Closing a certificate dated the Closing Date, duly executed by a senior officer of the Purchaser, to such effect. The receipt of such certificate and the Closing of the transaction of purchase and sale provided for in this Agreement shall not be nor be deemed to be a waiver of the representations and warranties contained in this Agreement, which representations and warranties shall continue in full force and effect for the benefit of the Vendor as provided in Article IX.

         (b) Performance of Covenants. The Purchaser shall have performed or complied with, in all material respects, all of the obligations, covenants and agreements in this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing.

         (c) Opinion of Counsel to the Purchaser. The Vendor shall have received an opinion dated the Closing Date from Fraser Milner and Elias, Matz, Tiernan & Herrick L.L.P. substantially in the forms attached hereto as Schedule 3.3.

         (d) Closing Documents and Proceedings. All documentation relating to the purchase and sale of the Purchased Assets and all documentation relating to the due authorization of the performance by the Purchaser of its obligations under this Agreement shall have been completed and executed by the Purchaser and copies of same and of all such documentation or other evidence as they may reasonably request have been delivered to the Vendor.

         (e) Tenex Transition Services Agreement. The Tenex Transition Services Agreement shall have been completed and executed by the Purchaser and MCSC.

         (f) Trademark Agreement. The Trademark Agreement shall have been completed and executed by the Purchaser and MCSC.

11.2     Waiver.

         If any of the conditions set forth in this Article have not been fulfilled, performed or satisfied at or prior to the Closing, the Vendor may, by written notice to the Purchaser, terminate all of its obligations hereunder and the Vendor shall be released from all of its obligations under this Agreement. Any of these conditions may be waived in whole or in part by the Vendor by instrument in writing, without prejudice to any of their rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to their right to complete the transaction of purchase and sale contemplated by this Agreement and claim damages for breach of any other representation, warranty or covenant, which has not been so waived.



                                   ARTICLE XII
                                  ACI GUARANTEE

12.1     ACI Guarantee.

         In consideration of the transaction referred to herein and of other good and valuable consideration, ACI hereby guarantees to the Purchaser irrevocably, absolutely and unconditionally, the complete performance of all of the Vendor's obligations under this Agreement, including without limitation, its indemnification obligations pursuant to Article IX . The obligations of ACI hereunder shall arise if and to the extent any payment to the Purchaser by the Vendor under this Agreement is not made when due or the Vendor fails to perform any of its other obligations as a result of the insolvency of the Vendor, the Vendor's failure to maintain its corporate existence or otherwise.

12.2     ACI Representations.

         ACI hereby represents and warrants that as of the Effective Date:

         (a) Corporate. ACI is a corporation organized under the laws of Canada and has not been dissolved.

         (b) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by ACI and constitutes a valid and binding obligation of ACI, enforceable against it in accordance with its terms.

         (c) Validity of Transactions. Neither the execution and delivery of this Agreement by ACI, the consummation of the transactions contemplated hereby nor the fulfilment by ACI of the terms, conditions and provisions hereof will contravene or violate or result in the breach (with or without the giving of notice or lapse of time, or both) or require the consent of any Person under:

                  (i) any law, regulation, rule or policy other than the bulk sales legislation in each province in which the Purchased Assets are located;

                  (ii) any judgement, order, writ, injunction or decree of any court or of any Authority;

                  (iii) the articles, by-laws or any resolutions of ACI or any amendments thereto or restatements thereof;

                  (iv) the provisions of any contract, agreement or arrangement to which ACI is a party or by which it is bound.

         (d) Liability. ACI's liability hereunder shall not be affected by any amendments to or waivers of any provisions of this Agreement or any of the other agreements entered into in connection with the completion of the transactions contemplated herein (the "Acquisition Agreements"), any bankruptcy or insolvency of the Purchaser or MCSC, any defaults by any other parties (except the Vendor) to the Acquisition Agreements, any failure to enforce remedies against the Purchaser or MCSC, any change in the relationship between the Purchaser and ACI, any dissent, set-off, counterclaim, recoupement or termination whatsoever available to the Purchaser or MCSC (other than the defence of performance) or any other defence or discharge available to a guarantor or a surety. ACI waives diligence, presentment and demand of payment of performance, protest in all notices whatsoever.

                                  ARTICLE XIII
                                 MCSC GUARANTEE

13.1     MCSC Guarantee.

         In consideration of the transaction referred to herein and of other good and valuable consideration, MCSC hereby guarantees to the Vendor irrevocably, absolutely and unconditionally, the complete performance of all of the Purchaser's obligations under this Agreement, including without limitation, its indemnification obligations pursuant to Article IX . The obligations of MCSC hereunder shall arise if and to the extent any payment to the Vendor by the Purchaser under this Agreement is not made when due or the Purchaser fails to perform any of its other obligations as a result of the insolvency of the Purchaser, the Purchaser's failure to maintain its corporate existence or otherwise.

13.2     MCSC Representations.

         MCSC hereby represents and warrants that as of the Effective Date:

         (a) Corporate. MCSC is a corporation organized under the laws of Ohio and has not been dissolved.

         (b) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by MCSC and constitutes a valid and binding obligation of MCSC, enforceable against it in accordance with its terms.

         (c) Validity of Transactions. Neither the execution and delivery of this Agreement by MCSC, the consummation of the transactions contemplated hereby nor the fulfilment by MCSC of the terms, conditions and provisions hereof will contravene or violate or result in the breach (with or without the giving of notice or lapse of time, or both) or require the consent of any Person under:

                  (i) any law, regulation, rule or policy other than the bulk sales legislation in each province in which the Purchased Assets are located;

                  (ii) any judgement, order, writ, injunction or decree of any court or of any Authority;

                  (iii) the articles, by-laws or any resolutions of MCSC or any amendments thereto or restatements thereof;

                  (iv) the provisions of any contract, agreement or arrangement to which MCSC is a party or by which it is bound.

         (d) Liability. MCSC's liability hereunder shall not be affected by any amendments to or waivers of any provisions of this Agreement or any of the other agreements entered into in connection with the completion of the transactions contemplated herein (the "Acquisition Agreements"), any bankruptcy or insolvency of the Vendor or ACI, any defaults by any other parties (except the Purchaser) to the Acquisition

                  Agreements, any failure to enforce remedies against the Vendor or ACI, any change in the relationship between the Vendor and MCSC, any dissent, set-off, counterclaim, recoupement or termination whatsoever available to the Vendor or ACI (other than the defence of performance) or any other defence or discharge available to a guarantor or a surety. MCSC waives diligence, presentment and demand of payment of performance, protest in all notices whatsoever.



                                   ARTICLE XIV
                                  RISK OF LOSS

14.1     Damage or Destruction.

         The Purchased Assets shall be and remain at the risk of the Vendor up to and including the Time of Closing. If, prior to the Time of Closing, all or any substantial part of the Purchased Assets are destroyed or damaged by fire or any other casualty or shall be appropriated, expropriated or seized by governmental or other lawful authority, the Purchaser shall have the option, exercisable by notice in writing given no later than two Business Days after the Purchaser receives written notice from the Vendor of such destruction, damage, appropriation, expropriation or seizure to:

         (a) complete the purchase without reduction of the Purchase Price in which event all proceeds of insurance payable in respect of such damage or destruction or any compensation or award payable in respect of such appropriation, expropriation or seizure shall be paid to the Purchaser and all rights and claims of the Vendor to any such proceeds or amounts not paid to the Purchaser by the Time of Closing shall be assigned by the Vendor to the Purchaser at the Time of Closing by way of assignment in a form acceptable to the Purchaser;

         (b) to terminate its obligations under this Agreement without further liability to the Vendor if the value of the Purchased Assets destroyed, damaged, appropriated, expropriated or seized exceeds $12,000,000; or

         (c) to terminate its obligation under this Agreement if the insurance proceeds are not sufficient to replace the assets damaged or destroyed.

14.2     Notice.

         Upon the occurrence of any damage or destruction to, or appropriation, expropriation or seizure of, the Purchased Assets, the Vendor shall forthwith give notice thereof in writing to the Purchaser.

                                   ARTICLE XV
                                CLOSING PROCEDURE

15.1     Closing.

         Notwithstanding the Effective Date, the Closing shall take place at the offices of Goodman Phillips & Vineberg, 250 Yonge Street, Suite 2400, Toronto, Ontario at the Time of Closing or at such other place and time as may be agreed to by the parties.

15.2     Procedure.

         At the Time of Closing, upon satisfaction of all the conditions set out in Article X and Article XI which have not been waived as provided therein,

         (a)      The Vendor shall deliver to the Purchaser:

                  (i) all deeds, conveyances, bills of sale, transfers, assignments and any other documents necessary or reasonably required to effectively transfer the Purchased Assets and Purchased Business to the Purchaser with good and marketable title free and clear of all Encumbrances, other than Permitted Encumbrances; and

                  (ii)     the Purchased Assets;

         (b)      the Purchaser shall make the payment required by Article II ;
                  and

         (c) the Purchaser shall execute all necessary documents evidencing its assumption of the Assumed Liabilities.

                                   ARTICLE XVI
                                     GENERAL

16.1     Dispute Resolution.

         The parties shall attempt in good faith to promptly resolve any dispute (a "Dispute") arising out of or relating to this Agreement (other than a Dispute relating to the Closing Balance Sheet or calculation of Net Assets, which shall be resolved exclusively in accordance with Section 2.5) by negotiations between executives or other representatives of each party with authority to settle the Dispute. Any party may give the other party written notice of any Dispute not resolved in the ordinary course of business. Within 20 days of said notice, executives or other representatives of each party to the Dispute shall meet at a mutually acceptable time and place, and thereafter as they deem necessary, to exchange relevant information and to attempt to resolve the Dispute. The parties shall in good faith make meaningful efforts to resolve the Dispute, which shall include a submission by the parties to non-binding evaluative mediation by a qualified mediator in the City of Toronto. If the matter has not been resolved within 60 days of the date of the disputing party's initial written notice, or if the parties fail to meet within 20 days of such written notice, either party may initiate binding arbitration of the Dispute in accordance with the procedures set forth on Schedule 4.1. The fees of the arbitrator shall be borne by the parties in inverse proportion to their respective successes in the determination of the arbitrator, and the decision of the arbitrator shall be conclusive, final and binding upon the Vendor and the Purchaser.

16.2     Notice.

         All notices required or permitted by this Agreement shall be in writing and delivered by hand or sent by telecopier to:

         (a)      the Purchaser at:

                  Miami Computer Supply Corporation
                  4750 Hempstead Station Drive
                  Dayton, Ohio
                  USA   45429
                  Attention:        Ira Stanley, Vice-President Finance
                  Fax Number:       (937) 291-8250
                  Tel. Number:      (937) 291-8282

                  with a copy to:

                  Elias, Matz, Tiernan & Herrick L.L.P.
                  12th Floor, 735 - 15th Street N.W.
                  Washington, D.C.
                  USA   20005
                  Attention:        Jeffrey A. Koeppel
                  Fax Number:       (202) 347-2172

                  with a copy to:

                  Fraser Milner
                  1 First Canadian Place
                  100 King Street West
                  Toronto, Ontario
                  M5X 1B2
                  Attention:        Christopher Turney
                  Fax Number:       (416) 863-4592

         (b)      the Vendor Prior
                  to Closing at:
                  c/o Abitibi Consolidated Inc.
                  207 Queens's Quay West, Suite 595
                  Toronto, Ontario M5J 1A7
                  Attention:        Robert P. Kanee
                  Fax Number        416-203-1553
                  the Vendor
                  Post-Closing at:



                  c/o Abitibi Consolidated Inc.
                  800 Rene-Levesque Blvd. West, P.O. Box 69
                  Montreal, Quebec  H3B 1Y9
                  Attention:        Robert P. Kanee/Pat Crowley
                  Fax Number:       (514) 394-2334



         with a copy to:

                  Goodman Phillips & Vineberg
                  250 Yonge Street, Suite 2400
                  Toronto, Ontario  M5B 2M6
                  Attention:        Stephen H. Halperin
                  Fax Number:       (416) 979-1234

or at such other address or fax number as the addressee may specify in writing to the address from time to time. A notice shall be deemed to have been sent and received on the day it is delivered by hand, or if telecopied, on the day on which transmission is confirmed. If such day is not a Business Day or if the notice is received after ordinary office hours, the notice shall be deemed to have been sent and received on the next Business Day.

16.3     Public Announcements.

         No public announcement or press release concerning the purchase and sale of the Purchased Assets may be made by any of the parties hereto without the prior consent of the others and the joint approval of the text of such announcement except as required by law or applicable regulation.

16.4     Costs.

         Except as otherwise provided in this Agreement, each party shall be responsible for its own fees, expenses, and other costs incurred in connection with the transaction contemplated herein including any fees to agents or brokers.

16.5     Time of the Essence.

         Time is of the essence to every provision of this Agreement. Extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

16.6     Further Acts.

         The parties acknowledge that their co-operation is required to facilitate the Closing. The parties shall do or cause to be done all such further acts and things as may be necessary or desirable to give full effect to this Agreement.

16.7     Jurisdiction.

         This Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein. Each party hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

16.8     Amendment.

         This Agreement may be amended only by written agreement of the parties.

16.9     Waiver.

         No waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a party shall constitute a waiver of such party's right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter or any other provision of this Agreement at any time.

16.10    Entire Agreement.

         This Agreement and the Schedules attached to this Agreement constitute the entire agreement among the parties pertaining to all the matters herein.

16.11    Severability.

         If any provision of this Agreement is invalid or unenforceable, such provision shall be severed and the remainder of this Agreement shall be unaffected thereby but shall continue to be valid and enforceable to the fullest extent permitted by law. If any term or provision of this Agreement is held or deemed to be unenforceable, in whole or in part, by a court of competent jurisdiction, such term or provision shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement which shall be construed to preserve to the maximum permissible extent the intent and purposes of this Agreement. Any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such terms or provisions in any other jurisdiction.

16.12    Counterparts.

         This Agreement may be executed in one or more counterparts (by original or facsimile signature) which, together, shall constitute one and the same Agreement. This Agreement shall not be binding upon any party until it has been executed by each of the parties and delivered to all other parties.

16.13    Assignment.

         Neither this Agreement nor any rights or obligations hereunder may be assigned, directly or indirectly, by any party without the prior written consent of the other parties, provided that the Purchaser may assign this Agreement to a wholly-owned subsidiary and upon such assignment shall remain jointly and severally liable with such subsidiary for all obligations of the Purchaser pursuant to this Agreement. Any other assignment without such consent shall be null and void.

16.14    Enurement and Binding Effect.

         This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, heirs, executors, administrators, personal representatives and permitted assigns.


                                   AXIDATA INC.


                                      Per:

                                      Per:


                                   ABITIBI-CONSOLIDATED INC.

                                      Per:

                                      Per:


                                   3553906 CANADA INC.

                                     Per:

                                     Per:


                                   MIAMI COMPUTER SUPPLY
                                   CORPORATION

                                     Per:

                                     Per: